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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO-I/A
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

NetScout Systems, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock
(Title of Class of Securities)

64115 T 10 4
(CUSIP Number of Class of Securities)
(Common Stock Underlying Options)

Anil K. Singhal President and Chief Executive Officer NetScout Systems, Inc. 310 Littleton Road Westford, MA 01886 (978) 614-4000	With A Copy To: Miguel J. Vega, Esq. Testa, Hurwitz & Thibeault, LLP 125 High Street Boston, MA 02110 (617) 248-7000

(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$9,040,230	$832

        * For purposes of calculating the amount of filing fee only. The amount assumes options to purchase 2,489,666 shares of NetScout Systems, Inc. common stock, par value $.001 per share, having an aggregate value of $9,040,230 as of November 5, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option-pricing model. The amount of the filing fee, calculated in accordance with Section 13(e) and Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals the value of this transaction multiplied by $0.000092.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $832	Filing Party: NetScout Systems, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: November 8, 2002

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

        ☐ third-party tender offer subject to Rule 14d-1.

        ☒ issuer tender offer subject to Rule 13e-4.

        ☐ going-private transaction subject to Rule 13e-3.

        ☐ amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

        This Amendment No. 2 amends and supplements our Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission ("SEC") on November 8, 2002 and our Amendment No. 1 to our Tender Offer Statement on Schedule TO filed with the SEC on November 8, 2002 (collectively, the "Schedule TO") relating to our offer to exchange certain options for new options upon the terms and subject to the conditions set forth in the Offer to Exchange dated November 8, 2002 and filed with the Schedule TO.

        This Amendment No. 2 incorporates by reference revisions to the following sections of the Offer to Exchange dated November 8, 2002: Section 3 ("Procedures for Making an Election and Tendering Options"), Section 5 ("Acceptance of Options for Exchange and Termination and Issuance of New Options in Substitution Therefor"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of 2000 Plan, 1999 Plan and New Options"), Section 10 ("Interests of Directors and Officers") and Section 14 ("Material Income Tax Consequences for Non-U.S. Residents"). A copy of the Offer to Exchange dated November 8, 2002 containing such revisions is filed as Exhibit (a)(1)(A) hereto.

Item 1. Summary Term Sheet.

        Item 1 of the Schedule TO is hereby amended and restated as follows:

        The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated November 8, 2002 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1)(A).

Item 2. Subject Company Information.

        Item 2(b) of the Schedule TO is hereby amended and restated as follows:

        (b) Securities. This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to an offer by the Company (the "Offer") to exchange outstanding options to purchase shares of the Company's common stock, par value $.001 per share, with an exercise price of at least $10.00 per share held by current employees of the Company or its subsidiaries, other than the Chief Executive Officer and the Chairman of the Board of Directors of the Company, that have been granted under the Company's 1999 Stock Option and Incentive Plan, as amended (the "1999 Plan") and the NextPoint Networks, Inc. 2000 Stock Incentive Plan assumed by NetScout in connection with the acquisition of NextPoint (the "2000 Plan") for new options that will be granted under the 1999 Plan upon the terms and subject to the conditions in the Offer to Exchange and the related Election Form and Transmittal Letter, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Members of the Board of Directors and consultants of NetScout are not eligible to participate in this Offer. The information set forth in the Offer to Exchange under "Summary Term Sheet", Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Termination and Issuance of New Options in Substitution Therefor"), Section 7 ("Price Range of Common Stock Underlying the Options") and Section 8 ("Source and Amount of Consideration; Terms of 2000 Plan, 1999 Plan and New Options") is incorporated herein by reference.

Item 4. Terms of the Transaction.

        Items 4(a) and 4(b) of the Schedule TO are hereby amended and restated as follows:

        (a) Material Terms. The information set forth in the Offer to Exchange under "Summary Term Sheet", Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures for Making an Election and Tendering Options"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Options for Exchange and Termination and Issuance of New Options in Substitution Therefor"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of 2000 Plan,

1999 Plan and New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material U.S. Federal Income Tax Consequences"), Section 14 ("Material Income Tax Consequences for Non-U.S. Residents") and Section 15 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

        (b) Purchases. The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers") is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

        Item 5(e) of the Schedule TO is hereby amended and restated as follows:

        (e) Agreements Involving the Subject Company's Securities. The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers") is incorporated herein by reference. In addition, the information set forth on Pages 14-15 "Employment Agreements" and Page 15 "Transactions with Management and Others" of the Company's Definitive Proxy Statement on Schedule 14A filed with the SEC on August 23, 2002, the Stock Purchase and Redemption Agreement dated December 31, 1998 by and among NetScout, Greylock Equity Limited Partnership, certain affiliates of TA Associates, Inc. and Egan-Managed Capital, L.P. (filed as Exhibit 10.4 to NetScout's Registration Statement on Form S-1 (No. 333-76843)), the Amended and Restated Rights Agreement entered into as of January 15, 1999 by and among NetScout, Greylock Equity Limited Partnership, certain affiliates of TA Associates, Inc. and Egan-Managed Capital, L.P. (filed as Exhibit 10.5 to NetScout's Registration Statement on Form S-1 (No. 333-76843)) and Items 10 ("Directors and Officers"), 11 ("Executive Compensation"), 12 ("Security Ownership of Certain Beneficial Owners and Management") and 13 ("Certain Relationships and Related Transactions") in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2002 and filed with the SEC on June 28, 2002 are incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

        Item 6(b) of the Schedule TO is hereby amended and restated as follows:

        (b) Use of Securities Acquired. The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Termination and Issuance of New Options in Substitution Therefor") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

        Item 7(a) of the Schedule TO is hereby amended and restated as follows:

        (a) Source of Funds. The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of 2000 Plan, 1999 Plan and New Options") and Section 16 ("Fees and Expenses") is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

        Item 8(a) of the Schedule TO is hereby amended and restated as follows:

        (a) Securities Ownership. The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers") is incorporated herein by reference.

Item 12. Exhibits.

        Item 12 of the Schedule TO is hereby amended and restated as follows:

(a)(1)(A)	Offer to Exchange dated November 8, 2002.**
(a)(1)(B)	Form of Election Form and Transmittal Letter.*
(a)(1)(C)	Form of Letter to Eligible Option Holders Regarding Offer.*
(a)(1)(D)	Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Option Grants.*
(a)(5)(A)	NetScout's Annual Report on Form 10-K for the year ended March 31, 2002, filed with the SEC on June 28, 2002 and incorporated herein by reference.
(a)(5)(B)	NetScout's Quarterly Report on Form 10-Q for the three months ended September 30, 2002, filed with the SEC on November 8, 2002 and incorporated herein by reference.
(a)(5)(C)	NetScout's Definitive Proxy Statement on Schedule 14A filed with the SEC on August 23, 2002 and incorporated herein by reference.
(a)(5)(D)	Stock Purchase and Redemption Agreement dated December 31, 1998 by and among NetScout, Greylock Equity Limited Partnership, certain affiliates of TA Associates, Inc. and Egan-Managed Capital, L.P. (filed with the SEC as Exhibit 10.4 to NetScout's Registration Statement on Form S-1 (No. 333-76843)) and incorporated herein by reference.
(a)(5)(E)	Amended and Restated Rights Agreement entered into as of January 15, 1999 by and among NetScout, Greylock Equity Limited Partnership, certain affiliates of TA Associates, Inc. and Egan-Managed Capital, L.P. (filed with the SEC as Exhibit 10.5 to NetScout's Registration Statement on Form S-1 (No. 333-76843)) and incorporated herein by reference.
(a)(5)(F)	Form of Email Reminder to Option Holders.*
(a)(5)(G)	PowerPoint Presentation to Employees.*
(b)	Not applicable.
(d)(1)	NetScout's 1999 Stock Option and Incentive Plan, as amended (filed as Exhibit 10.1 to NetScout's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001 and incorporated herein by reference).
(d)(2)	NextPoint Networks, Inc. 2000 Stock Option Plan (filed as Exhibit 4.4 to NetScout's Registration Statement on Form S-8 (No. 333-41880) and incorporated by herein by reference).
(d)(3)	Form of Incentive Stock Option Agreement pursuant to NetScout's 1999 Stock Option and Incentive Plan, as amended (filed as Schedule B to Exhibit (a)(1)(A) filed with NetScout's Schedule TO-I filed with the SEC on November 8, 2002 and incorporated herein by reference).*
(d)(4)	Form of Non-Statutory Stock Option Agreement pursuant to NetScout's 1999 Stock Option and Incentive Plan, as amended (filed as Schedule C to Exhibit (a)(1)(A) filed with NetScout's Schedule TO-I filed with the SEC on November 8, 2002 and incorporated herein by reference).*
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed.

**
Filed herewith.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NETSCOUT SYSTEMS, INC.
By:	/s/ ANIL K. SINGHAL Anil K. Singhal President and Chief Executive Officer

Date: November 21, 2002

EXHIBIT INDEX

(a)(1)(A)	Offer to Exchange dated November 8, 2002.**
(a)(1)(B)	Form of Election Form and Transmittal Letter.*
(a)(1)(C)	Form of Letter to Eligible Option Holders Regarding Offer.*
(a)(1)(D)	Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Option Grants.*
(a)(5)(A)	NetScout's Annual Report on Form 10-K for the year ended March 31, 2002, filed with the SEC on June 28, 2002 and incorporated herein by reference.
(a)(5)(B)	NetScout's Quarterly Report on Form 10-Q for the three months ended September 30, 2002, filed with the SEC on November 8, 2002 and incorporated herein by reference.
(a)(5)(C)	NetScout's Definitive Proxy Statement on Schedule 14A filed with the SEC on August 23, 2002 and incorporated herein by reference.
(a)(5)(D)	Stock Purchase and Redemption Agreement dated December 31, 1998 by and among NetScout, Greylock Equity Limited Partnership, certain affiliates of TA Associates, Inc. and Egan-Managed Capital, L.P. (filed with the SEC as Exhibit 10.4 to NetScout's Registration Statement on Form S-1 (No. 333-76843)) and incorporated herein by reference.
(a)(5)(E)	Amended and Restated Rights Agreement entered into as of January 15, 1999 by and among NetScout, Greylock Equity Limited Partnership, certain affiliates of TA Associates, Inc. and Egan-Managed Capital, L.P. (filed with the SEC as Exhibit 10.5 to NetScout's Registration Statement on Form S-1 (No. 333-76843)) and incorporated herein by reference.
(a)(5)(F)	Form of Email Reminder to Option Holders.*
(a)(5)(G)	PowerPoint Presentation to Employees.*
(b)	Not applicable.
(d)(1)	NetScout's 1999 Stock Option and Incentive Plan, as amended (filed as Exhibit 10.1 to NetScout's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001 and incorporated herein by reference).
(d)(2)	NextPoint Networks, Inc. 2000 Stock Option Plan (filed as Exhibit 4.4 to NetScout's Registration Statement on Form S-8 (No. 333-41880) and incorporated by herein by reference).
(d)(3)	Form of Incentive Stock Option Agreement pursuant to NetScout's 1999 Stock Option and Incentive Plan, as amended (filed as Schedule B to Exhibit (a)(1)(A) filed with NetScout's Schedule TO-I filed with the SEC on November 8, 2002 and incorporated herein by reference).*
(d)(4)	Form of Non-Statutory Stock Option Agreement pursuant to NetScout's 1999 Stock Option and Incentive Plan, as amended (filed as Schedule C to Exhibit (a)(1)(A) filed with NetScout's Schedule TO-I filed with the SEC on November 8, 2002 and incorporated herein by reference).*
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed.

**
Filed herewith.

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INTRODUCTORY STATEMENT
SIGNATURE
EXHIBIT INDEX